

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2011

Via E-Mail
Jason Smart
President
Medical Makeover Corporation of America
2101 Vista Parkway, Suite 292
West Palm Beach, FL 33411

> **Re:** **Medical Makeover Corporation of America**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 18, 2011**
> **File No. 000-30621**

Dear Mr. Smart:

We have reviewed your filing and have the following comments. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

General

1.   It appears that the Certificate of Amendment to the Certificate of Incorporation contains a number of inconsistencies with the disclosure in the Information Statement. Please review the proposed Certificate of Amendment and your proposed disclosure carefully to ensure that they are consistent throughout. For instance, we note that the Fourth Article states that the total number of authorized capital stock will be 500,050,000,000, the par value of common stock is $0.00001 per share and the number of authorized preferred stock is 50,000,000. Moreover, we were unable to locate your original Certificate of Incorporation or Bylaws, incorporated by reference in your most recent Form 10-K. It appears that you should amend your Form 10-K for the fiscal year ended December 31, 2010 to file these documents. In addition, please include as an appendix to your Information Statement a copy of your original Certificate of Incorporation without changes as well a copy of the proposed amendment, marked to show the changes you propose to make.

2.   Please explain the basis for inclusion of the Ninth Article to the Certificate of Amendment granting the board authority to authorize any future forward or reverse splits without shareholder vote or approval and without further amending your Certificate of Incorporation. It does not appear that you have addressed this item in your disclosure in the Information Statement. Please tell us whether the shareholders have consented to this proposed provision.

3.   Please provide us with your analysis supporting your belief that shareholder approval is not required for future stock splits under Delaware law. Please specifically address in your response what consideration you have given to the requirements of Del. Code Ann. tit. 8, §242(b)(2). If you continue to believe that your proposed amendment to your Certificate of Incorporation regarding future splits of the company's outstanding shares is appropriate, revise your disclosure to include discussion of this amendment consistent with the requirements of Item 19 of Schedule 14A, applicable to you pursuant to Item 1 of Schedule 14C.

4.   Please tell us the basis for your belief that obtaining shareholder consent in advance for a future corporate name change without informing shareholders of the new name or why a name change is in the best interests of the company is consistent with Delaware law and/or the proxy rules. Additionally, we note that after giving effect to your proposed amendment to the Certificate of Incorporation regarding the name change, your shareholders will not have the right to vote to approve any future name changes of the company. Please provide us with an analysis in support of the view that these actions are consistent with Delaware law, including Del. Code Ann. tit. 8, §242.

Beneficial Owners and Management, page 4

5.   Your beneficial ownership table purports to provide beneficial ownership for your directors and executive officers, individually and as a group. However, such information has not been provided. Revise your disclosure accordingly.

6.   Please disclose the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities, such as Ponce DeLeon Consulting Group, Inc., S.C. Capital Investment Corp. and Gala Enterprises, Ltd. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Effects on Individual Stockholders, page 6

7.   Your disclosure provides that in connection with the reverse stock split you intend to either "pay cash to each stockholder in lieu of any fractional interest" or "round up to the nearest whole share." Yet the text of your proposed Certificate of Amendment to the Certificate of Incorporation indicates that fractional interests "will be rounded up to the next highest share." Review and revise your disclosure to ensure that the effects of the stock split are accurately and consistently described.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Courtney Haseley, Staff Attorney, at (202) 551-3548 or, in her absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Eric P. Littman, P.A